Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at April 30, 2019:

As at April 30, 2019
(in millions of Canadian dollars)
Subordinated Debentures	7,554
Equity
Common Equity
Common Shares	18,284
Retained Earnings	43,056
Accumulated Other Comprehensive Income	1,836
Other Reserves	395

Total Common Equity	63,571
Preferred Shares and Other Equity Instruments	3,884

Total Equity Attributable to Equity Holders of the Bank	67,455
Non-controlling Interests
Non-controlling Interests in Subsidiaries	2,792

Total Equity	70,247

Total Capitalization	77,801

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the six months period ended April 30, 2019 and each of the years in the five year period ended October 31, 2018.

	Six months ended April 30,	October 31,
	2019	2018	2017	2016	2015	2014

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	7.03	8.15	9.60	8.18	7.90	8.52
Including interest on deposits	1.69	1.88	2.09	2.12	2.18	2.21
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	6.21	7.02	8.42	7.22	7.07	7.29
Including interest on deposits	1.67	1.84	2.06	2.07	2.14	2.15

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.